Exhibit 99.1

Press Release

CHC ANNOUNCES FOURTH QUARTER RESULTS

Thursday, July 13th, 2006, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three months and year ended April 30, 2006.

		Three Months Ended		Year Ended
CHC Helicopter		April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005
Corporation	Revenue	$250.6	$242.2	$1,011.5	$967.2
	Operating income	24.6	28.0	111.5	108.9
T 604.276.7500	Net earnings from continuing operations	10.8	14.1	90.7	46.2
F 604.232.8341	Net earnings from discontinued operations	-	3.1	-	10.3
	Net earnings	10.8	17.2	90.7	56.5
www.chc.ca
	Per share information
	Diluted
	Weighted average number of shares	46.3	46.2	46.2	46.0
	Net earnings from continuing operations	$0.23	$0.31	$1.97	$1.01
	Net earnings from discontinued operations	-	0.07	-	0.22
	Net earnings	0.23	0.38	1.97	1.23

[1] Comparative figures have been restated for various restatements and adjustments as outlined in the notes to the financial statements enclosed.

Highlights

Continued year-over-year growth in the fourth quarter contributed to annual revenue of over $1.0 billion, the highest in the Company’s history.

During the fourth quarter revenue increased in all operating segments excluding the negative impact of foreign exchange (“FX”). Segment EBITDAR (excluding FX) also increased in all operating segments despite increased expenditures related to future growth and restructuring activities.

As demand for helicopters continues to grow both in the North Sea oil and gas sector and elsewhere, the Company has continued to invest in future growth through the recruitment, hiring and training of new employees, financing of new aircraft and aircraft deposits, business development, and other related activities. The Company continued to be negatively impacted by the strengthening Canadian dollar in the fourth quarter, consistent with previously reported quarters.

•	Revenue (excluding FX) increased $36.4 million for the quarter and $142.7 million for the year for a 15% increase in the fourth quarter and the fiscal year compared to previous periods. Revenue was negatively impacted by FX of $28.1 million in the fourth quarter and $98.4 million for the year ended April 30, 2006.

•
Revenue (excluding FX) in all operating segments increased from the fourth quarter of last year. Revenue increases were most significant in Global Operations where revenue increased by approximately 26% (excluding FX).

•	Segment EBITDAR increased in European Operations and Global Operations by approximately 17% and 6%, respectively, from the fourth quarter of last year (excluding FX).

•
Net earnings from continuing operations for the fourth quarter were $10.8 million ($0.23 per share, diluted), a decrease of $3.3 million from the fourth quarter of last year. Major items impacting current year fourth quarter earnings from continuing operations are (all amounts are pre-tax, except per share amounts, which are after-tax):

a)    Operating costs

•	Costs of approximately $2.9 million ($0.05 per share, diluted) incurred to support future growth including recruiting, relocation, training, business development and aircraft introduction.
•	Segment support and general and administration cost savings of approximately $3.1 million ($0.05 per share, diluted) due to current restructuring initiatives.
•
Transitional expenses including support, general and administrative and direct costs of approximately $1.7 million ($0.03 per share, diluted) incurred during the restructuring process. It is expected that these costs will be reduced or eliminated throughout fiscal 2007.

•	Restructuring expenses of approximately $3.6 million ($0.05 per share, diluted). Restructuring activities are now essentially complete.

b)    Other costs

•
During the fourth quarter the Company entered into discussions with two unaffiliated private equity firms regarding the potential acquisition of the Company. These discussions terminated near the end of the fourth quarter with no offer made to shareholders. The Company incurred legal, advisory and other costs of approximately $1.0 million ($0.02 per share, diluted) relating to this event.

•
During the fourth quarter the Company recorded additional payroll taxes and related penalties, interest and other costs associated with activities in various foreign jurisdictions of approximately $1.2 million ($0.02 per share, diluted).

•	Lease expense increases of approximately $1.7 million ($0.03 per share, diluted) as a result of higher interest rates.

c)    Financing costs

•
Interest expense increases of approximately $2.0 million ($0.03 per share, diluted) primarily as a result of higher debt levels related to investment in fleet and working capital, net of the benefit of FX.

•	Foreign exchange losses of approximately $1.2 million ($0.02 per share, diluted) on foreign currency denominated monetary items.

        d)    FX impact

•
A negative FX impact (net of hedging gains) on operating income of approximately $2.2 million ($0.04 per share, diluted) due to the strengthening of the Canadian dollar in relation to the functional currencies of the Company’s subsidiaries.

•	Subsequent to the fourth quarter:

-
The Company was awarded a contract renewal by the Irish Minister for Transport for the continued provision of marine Search and Rescue (SAR) services in Ireland from July 2007 to July 2010, plus three option years. The contract is anticipated to generate revenue of approximately $74 million over the fixed three-year term.

-
BHS-Brazilian Helicopter Services Taxi Aereo Ltd. (“BHS”) was awarded a new five-year contract for the provision of eight Sikorsky S-76C+ helicopters in support of Petrobras’ operations in the Brazilian offshore sector, commencing in January 2007. Total revenue from this contract is estimated at approximately $170 million over five years. The Company has exercised its option to acquire a significant equity position in BHS. The acquisition is expected to close in the second quarter of fiscal 2007.

-
The Company was awarded one three-year contract and two five-year contracts by Statoil for the provision of helicopter services in the Norwegian Sea. These new contracts commence in mid-2007 and are anticipated to generate incremental revenue of approximately $200 million over the fixed terms of the contracts.

Investor Conference Call

The Company’s fourth quarter conference call and webcast will take place July 14, 2006 at 10:30 a.m. EDT. To listen to the conference call, dial 416-644-3432 for local and overseas calls, or toll-free 1-866-250-4665 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917 and enter passcode “21194206#”.

The financial results and a live webcast of the conference call will be available at www.chc.ca. The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis
Acting Chief Financial Officer
604-279-2471

Chris Flanagan
Director of Communications
604-279-2493

If you wish to be removed or included on the Company's distribution list, please contact communications@chc.ca.

This document may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they may involve risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian securities regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward-looking information herein. Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information or otherwise, except in accordance with applicable securities laws.

FOURTH QUARTER OVERVIEW OF RESULTS

During the fourth quarter revenue (excluding FX) increased in all operating segments. Segment EBITDAR (excluding FX) also increased in all operating segments, despite significant costs incurred to support future growth; restructuring activities; costs related to the potential acquisition of the Company; and expenses recorded for payroll taxes in various foreign jurisdictions. As demand for helicopters continues to grow, both in the North Sea and elsewhere, due in part to rising oil prices, the Company has continued to invest in future growth through the recruitment, hiring and training of new employees; financing and deployment of new aircraft and aircraft deposits; business development; and other activities. The Company has committed to purchase 51 new aircraft, most of which are expected to be delivered by the end of fiscal 2008. Restructuring initiatives have been on-going throughout the year and are now essentially complete. The Company has realized cost savings during the fourth quarter and throughout the year as a result of the restructuring activities. These cost savings are expected to continue into the next fiscal year and beyond.

Net earnings for the three months ended April 30, 2006 were $10.8 million ($0.23 per share, diluted) on revenue of $250.6 million as compared to $17.2 million ($0.38 per share, diluted) on revenue of $242.2 million for the same period last year.

Major items impacting the fourth quarter’s earnings included (all amounts are pre-tax):

•	Increased revenue of approximately $36.4 million offset by an unfavourable FX impact of $28.1 million, primarily from flying operations;

•	Costs of approximately $2.9 million incurred to support future growth, including recruitment, relocation, training, marketing and aircraft introduction;

•	Segment support and general and administration cost savings of approximately $3.1 million due to current restructuring initiatives;

•	Transitional expenses including support, general and administrative and direct costs of approximately $1.7 million incurred during the restructuring process;

•	Restructuring expenses of approximately $3.6 million;

•	Payroll taxes and related penalties, interest and other costs associated with activities in various foreign jurisdictions of approximately $1.2 million;

•	Legal, advisory and other costs incurred of approximately $1.0 million relating to the potential acquisition of the Company by two unaffiliated private equity firms;

•	Lease expense increases of approximately $1.7 million as a result of higher interest rates;

•	Interest expense increases of approximately $2.0 million primarily as a result of higher debt levels related to investment in fleet and working capital, net of the benefit of FX;

•	Foreign exchange losses of approximately $1.2 million on foreign currency denominated monetary items; and

•
A negative FX impact (net of hedging gains) on operating income of approximately $2.2 million due to the strengthening of the Canadian dollar in relation to the functional currencies of the Company’s subsidiaries.

Significant Events

Restructuring and Growth Related Activities

In the fourth quarter the Company expensed $3.6 million (after-tax $2.5 million) of restructuring costs primarily consisting of voluntary retirement and involuntary severance costs, professional and consulting fees. Restructuring costs of $8.7 million (after-tax $5.9 million) were expensed in the same period last year.

In the fourth quarter the Company realized segment support and general and administration cost reductions of approximately $3.1 million (after-tax $2.4 million) relating to current restructuring initiatives. The Company has reduced its workforce primarily in the UK and in the Netherlands. These reductions include substantial reductions from Schreiner, which is now consolidated into the Company’s new operating segments. The Company expects that these savings will continue to positively impact operating margins and net income progressively throughout fiscal 2007 and beyond.

The Company has temporarily increased the number of employees and related support costs in some areas to manage the restructuring initiatives in progress and has also recruited and hired administrative and line personnel to develop the business and to support future growth. Global Operations and European Operations continue to hire pilots and engineers to support future contracts. These new pilots and engineers have undergone extensive ground, simulator and flight training at a significant cost to the Company. As well, the Company has incurred substantial aircraft introduction costs. During the three months ended April 30, 2006, the Company expensed approximately $2.9 million (after-tax $2.2 million) to support future growth.

Restatements

As part of ongoing restructuring initiatives and with the benefit of centralized financial processes and oversight, the Company has completed a review in several key areas, particularly maintenance, fixed asset accounting and taxes. This review is part of the Company’s continuous improvement process to streamline and improve financial processes and it sets the stage for compliance with SOX Section 404 internal control implementation for fiscal 2007. As a result the Company has restated certain previously issued financial information to reflect the following:

1.	Maintenance, classification and amortization of major components, spares and repairable parts

The Company has reviewed its accounting policies relating to the maintenance, classification and amortization of major components, spares and repairable parts. As a result of this review, the requirement to amortize repairable parts and other assets and to better align the Company’s policies with accounting policies predominant in the North American aviation industry and emerging accounting guidance for the US aviation industry, the following changes have been implemented:

a)
Maintenance, repair and overhaul costs incurred on major components previously accounted for using the built-in overhaul method (owned aircraft) and the accrual method (leased aircraft) are now expensed as incurred using the direct expense method of accounting for both owned and leased aircraft.

b)	Repairable parts are now classified entirely as capital assets and amortized over their estimated useful lives.

The combined result of the change to the direct expense method for maintenance on major components, the amortization of repairable parts and other assets and related adjustments is a decrease in net earnings from continuing operations of $1.5 million for the nine months ended January 31, 2006. Net earnings from continuing operations for the three months and year ended April 30, 2005 increased by $0.5 million and $2.0 million, respectively. Previously reported retained earnings at May 1, 2004 determined in accordance with Canadian generally accepted accounting principles was reduced by $18.2 million as a result of the adjustment to all fiscal years prior to this date. This reduction is primarily the result of increased amortization and the timing of expenditures reported for maintenance costs in these prior fiscal periods.

2.	Payroll and corporate taxes

In connection with the consolidation of Global Operations, the Company completed a review of operations in various foreign jurisdictions. Several of these jurisdictions have different practices relating to expatriate payroll taxes and, in some cases, the information has been difficult to obtain and somewhat ambiguous. The Company believes that its compliance was consistent with other multinationals working in foreign jurisdictions but after an in-depth review decided that it was prudent to record additional payroll tax provisions. To that end, the Company has restated certain previously issued financial statements to record additional payroll taxes and related penalties, interest and other costs associated with activities in some of these jurisdictions. This adjustment reduced net earnings from continuing operations for the nine months ended January 31, 2006 by $2.3 million. Net earnings from continuing operations for the three months and year ended April 30, 2005 decreased by $0.8 million and $3.3 million, respectively. Previously reported retained earnings at May 1, 2004 was reduced by approximately $7.3 million as a result of the adjustment to fiscal years prior to this date.

In connection with a review of income tax balances, the Company has corrected certain future and current income tax balances in the fiscal year ended April 30, 2005 and, as a result, recorded additional income tax expense of $1.2 million and $4.8 million for the three months and year ended April 30, 2005, respectively. In addition, the Company determined that it was necessary to restate certain previously issued financial statements to correct a $21 million future income tax recovery recorded in the fiscal year ended April 30, 2004 related to the disposition of certain of the Company’s European fleet and the reversal of other tax liabilities. This non-cash tax recovery has been reduced by approximately $9.2 million for fiscal 2004.

Review of Segment Revenue, EBITDAR and Operating Income

Comparative Figures for Segmented Reporting

Comparative figures for the prior fiscal year have been restated to reflect the new operational structure as if certain lease, power by the hour (“PBH”) and associated transactions between the Company’s operating segments had occurred for that period as well. This restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been in effect on May 1, 2004. These restatements relate only to internal and eliminated transactions. In addition, comparative figures have been restated for various restatements and adjustments as outlined in Note 2 to the financial statements enclosed.

The following table provides fourth quarter and annual external revenue, segment EBITDAR and operating income variance analysis between fiscal 2006 and 2005. The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue1 from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Fourth Quarter
					Inter-
	Global	European		Corporate	Segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended April 30, 2005[1]	$75,190	$126,732	$40,115	$198	N/A	$242,235
Foreign exchange impact[2]	(6,147)	(16,200)	(5,717)	(7)	N/A	(28,071)
Revenue increase (decrease)	19,769	11,797	4,991	(133)	N/A	36,424
Three months ended April 30, 2006	$88,812	$122,329	$39,389	$58	N/A	$250,588

Total revenue increase (decrease)	$13,622	$(4,403)	$(726)	N/A	N/A	$8,353
increase (decrease)	18.1%	(3.5%)	(1.8%)	N/A	N/A	3.4%
increase excluding FX	26.3%	9.3%	12.4%	N/A	N/A	15.0%

	Fiscal Year
					Inter-
	Global	European		Corporate	Segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Year ended April 30, 2005[1]	$292,066	$530,897	$143,765	$435	N/A	$967,163
Foreign exchange impact[2]	(27,868)	(54,575)	(15,898)	(17)	N/A	(98,358)
Revenue increase (decrease)	66,679	44,045	32,241	(243)	N/A	142,722
Year ended April 30, 2006	$330,877	$520,367	$160,108	$175	N/A	$1,011,527

Total revenue increase (decrease)	$38,811	$(10,530)	$16,343	N/A	N/A	$44,364
% increase (decrease)	13.3%	(2.0%)	11.4%	N/A	N/A	4.6%
% increase excluding FX	22.8%	8.3%	22.4%	N/A	N/A	14.8%

Segment EBITDAR1,4 Variance Analysis
(in thousands of Canadian dollars)

	Fourth Quarter
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended April 30, 2005[1]	$24,354	$24,966	$62,033	$(8,140)	$(39,184)	$64,029
Foreign exchange impact[2]	(1,729)	(3,629)	(1,649)	479	-	(6,528)
Segment EBITDAR increase (decrease)	1,564	4,299	1,996	(2,090)	(1,596)	4,173
Three months ended April 30, 2006	$24,189	$25,636	$62,380	$(9,751)	$(40,780)	$61,674
Segment EBITDAR margin [3]
- Last year	32.4%	19.7%	44.5%	N/A	N/A	26.4%
- This year	27.2%	21.0%	47.4%	N/A	N/A	24.6%
Total Segment EBITDAR increase (decrease)	$(165)	$670	$347	$(1,611)	$(1,596)	$(2,355)
% increase (decrease)	(0.7%)	2.7%	0.6%	(19.8%)	N/A	(3.7%)
% increase (decrease) excluding FX	6.4%	17.2%	3.2%	(25.7%)	N/A	6.5%

	Fiscal Year
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Year ended April 30, 2005[1]	$87,284	$110,792	$234,849	$(32,103)	$(153,227)	$247,595
Foreign exchange impact[2]	(6,730)	(12,766)	(7,668)	1,471	-	(25,693)
Segment EBITDAR increase (decrease)	10,368	9,455	7,880	2,970	(822)	29,851
Year ended April 30, 2006	$90,922	$107,481	$235,061	$(27,662)	$(154,049)	$251,753
Segment EBITDAR margin [3]
- Last year	29.9%	20.9%	44.7%	N/A	N/A	25.6%
- This year	27.5%	20.7%	45.6%	N/A	N/A	24.9%
Total Segment EBITDAR increase (decrease)	$3,638	$(3,311)	$212	$4,441	$(822)	$4,158
% increase (decrease)	4.2%	(3.0%)	0.1%	13.8%	N/A	1.7%
% increase excluding FX	11.9%	8.5%	3.4%	9.3%	N/A	12.1%

Segment Operating Income1 Variance Analysis
(in thousands of Canadian dollars)

	Fourth Quarter
					Inter-
	Global	European		Corporate	Segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended April 30, 2005[1]	$4,910	$190	$36,621	$(13,707)	N/A	$28,014
Foreign exchange impact[2]	(1,381)	(2,095)	895	426	N/A	(2,155)
Operating income increase (decrease)	(3,068)	6,422	(6,826)	2,224	N/A	(1,248)
Three months ended April 30, 2006	$461	$4,517	$30,690	$(11,057)	N/A	$24,611
Total operating income increase (decrease)	$(4,449)	$4,327	$(5,931)	$2,650	N/A	$(3,403)
% increase (decrease)	(90.6%)	2277.4%	(16.2%)	19.3%	N/A	(12.1%)
% increase (decrease) excluding FX	(62.5%)	3380.0%	(18.6%)	16.2%	N/A	(4.5%)

	Fiscal Year
					Inter-
	Global	European		Corporate	Segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Year ended April 30, 2005[1]	$10,899	$13,573	$127,858	$(43,411)	N/A	$108,919
Foreign exchange impact[2]	(6,310)	(8,460)	1,444	(62)	N/A	(13,388)
Operating income increase (decrease)	(1,676)	19,608	(10,553)	8,608	N/A	15,987
Year ended April 30, 2006	$2,913	$24,721	$118,749	$(34,865)	N/A	$111,518
Total operating income increase (decrease)	$(7,986)	$11,148	$(9,109)	$8,546	N/A	$2,599
% increase (decrease)	(73.3%)	82.1%	(7.1%)	19.7%	N/A	2.4%
% increase (decrease) excluding FX	(15.4%)	144.5%	(8.3%)	19.8%	N/A	14.7%

[1]	Comparative figures have been restated for various restatements and adjustments as outlined in the notes to the financial statements enclosed.
[2]
Includes both the foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”) and the foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

[3]	Segment EBITDAR as a percent of revenue from external customers, except for the Heli-One segment, which is a percent of total revenue.
[4]	See Note 4 to the unaudited consolidated interim financial statements enclosed.

Divisional Review

Global Operations

Global Operations’ fourth quarter performance was strong, with increases in revenue and EBITDAR, excluding FX. Global Operations increased its training and hiring activity throughout the year in anticipation of future growth due to expected increases in oil and gas activity.

Revenue from the Global Operations segment for the three months ended April 30, 2006 was $88.8 million, an increase of $13.6 million from the same period last year. This increase was attributable to revenue growth of $19.8 million offset by an unfavourable FX impact of $6.2 million. The revenue increase was primarily the result of increased flying revenue of $12.6 million (excluding FX) from new and expanded contracts in Southeast Asia, the Ivory Coast, Canada and Azerbaijan in addition to ad hoc work in Africa and increased revenue of $2.1 million from fixed wing activity in Nigeria.

Segment EBITDAR for the three months ended April 30, 2006 was $24.2 million, a decrease of $0.2 million from the same period last year. Segment EBITDAR increased by $1.5 million due to increased revenue but was offset by an unfavourable FX impact of $1.7 million. Global Operations’ segment EBITDAR increased 6.4% (excluding FX) over the same period last year. Segment EBITDAR margins in the fourth quarter have decreased over the same period last year due to an increase in crew costs of approximately $1.9 million related to the required use of a greater proportion of expatriate pilots and engineers in Southeast Asia. Incremental costs of approximately $0.8 million were expensed in the fourth quarter to support future growth including recruiting and training of new employees.

Operating income for the three months ended April 30, 2006 was $0.5 million, a decrease of $4.4 million from the same period last year comprised of an unfavourable FX impact of $1.4 million and a decrease in operating income of $3.0 million. The decrease in operating income is primarily due to an increase in segment EBITDAR (excluding FX) offset by an increase in inter-company aircraft lease costs of $4.1 million as the number of aircraft in the Global Operations segment has increased from the fourth quarter of last year. This includes internal lease charges during the fourth quarter of $1.0 million on aircraft awaiting deployment on contracts.

Growth in the Global Operations segment is expected to continue as new opportunities develop in Brazil, Africa and Malaysia. During the fourth quarter, Global Operations introduced the first civilian Sikorsky S-92 in Asia through a two-year contract with Malaysian Helicopter Services in support of Shell offshore operations. The contract began in March 2006 and is expected to generate revenue of $9.5 million over the term of the contract. Subsequent to the fourth quarter, the Company, through BHS, was awarded a new five-year contract for the provision of eight Sikorsky S76C+ helicopters in support of Petrobras’ operations in the Brazilian offshore sector.

At April 30, 2006 there were 131 aircraft operating in this segment, consisting of 23 heavy, 84 medium aircraft, six light and 18 fixed-wing.

European Operations

European Operations’ revenue and segment EBITDAR, excluding FX, increased in the fourth quarter despite a decrease in flying hours of 157 hours versus the same period last year. The decrease in flying hours is the result of the expiration of the Talisman contract, which generated 901 flying hours in the fourth quarter of last year. Revenue and segment EBITDAR were also negatively impacted during the fourth quarter due to a period of poor weather conditions in February, which prevented flying activity for a number of days, resulting in a reduction in flying hours of 420 hours. These decreases were substantially offset by increased flying hours from essentially all other oil and gas and search and rescue customers.

Revenue from the European Operations segment for the three months ended April 30, 2006 was $122.3 million, a decrease of $4.4 million from the same period last year. This change was primarily due to an increase in revenue of $11.8 million offset by an unfavourable FX impact of $16.2 million. The revenue increase is primarily related to an increase in revenue from Maersk, Statoil, ConocoPhillips (UK), Marathon, Total and Nexen, partially offset by a decrease in flying revenue of $1.1 million due to poor weather conditions as noted above.

Segment EBITDAR for the three months ended April 30, 2006 was $25.6 million, an increase of $0.7 million from the same period last year. This change was due to an increase in segment EBITDAR of $4.3 million earned primarily on the increase in flying revenue noted above partially offset by an unfavourable FX impact of $3.6 million. Incremental costs of approximately $1.3 million were expensed in the fourth quarter to support future growth including recruiting, training and other business development activities. These costs were offset by lower PBH rates of $1.9 million charged by Heli-One.

Operating income for the three months ended April 30, 2006 was $4.5 million, an increase of $4.3 million from the same period last year. This change was primarily due to decreased inter-company lease costs of $3.3 million and increased segment EBITDAR, partially offset by an unfavourable FX impact of $2.1 million. Lease costs have decreased due to reduced lease rates charged by Heli-One and the reassignment of aircraft to contracts in Global Operations. European Operations has replaced older Sikorsky S-61 aircraft with new aircraft including the Sikorsky S-92 and AgustaWestland AW139. European Operations will continue to manage its current fleet efficiently by upgrading older aircraft to new technically advanced aircraft to supply existing and future contracts.

During the fourth quarter, European Operations was awarded the following contract renewals, which utilize new technically advanced helicopters:

•
A five-year contract renewal (plus three one-year options) by Maersk Oil and Gas AS for the provision of helicopter transportation services in support of its offshore oil and gas operations in the Danish sector of the North Sea. The contract will be supported by three dedicated Sikorsky S-92 helicopters beginning on July 1, 2007.

•	A three-year contract renewal, plus options, by Tullow Oil Plc. for the provision of a sole-use AgustaWestland AW139 helicopter commencing in July 2006.

•	A seven-year contract renewal, plus options, by Perenco UK Limited for the provision of a sole-use AgustaWestland AW139 helicopter commencing in fiscal 2007.

Subsequent to the fourth quarter, European Operations was awarded the following:

•
A contract renewal by the Irish Minister for Transport for the continued provision of marine Search and Rescue (SAR) services in Ireland from July 2007 to July 2010, plus three option years. The contract is anticipated to generate revenue of approximately $74 million over the fixed three-year term.

•
A three-year contract and two five-year contracts by Statoil for the provision of helicopter services in the Norwegian Sea. These new contracts commence in mid-2007 and are anticipated to generate revenue of approximately $200 million over the fixed terms of the contracts.

At April 30, 2006 there were 72 aircraft operating in this segment, consisting of 46 heavy and 26 medium aircraft.

Heli-One

Heli-One increased revenue from third party customers during the fourth quarter excluding the negative impact of FX. Revenue from internal customers decreased during the fourth quarter due to reduced PBH and internal lease rates. Heli-One realized support and direct cost savings during the fourth quarter and incurred costs associated with the investment in new businesses and the continued expansion of the helicopter fleet and helicopter support services.

Revenue from external customers for the Heli-One segment for the three months ended April 30, 2006 was $39.4 million, a decrease of $0.7 million from the fourth quarter of last year. The decrease of $0.7 million was due to revenue growth of $5.0 million offset by an unfavourable FX impact of $5.7 million. External revenues have increased due to new leasing and PBH contracts in Brazil and increased activity from external PBH customers. Internal revenues were $92.1 million, a decrease of $7.1 million from the fourth quarter of last year primarily due to lower lease rates, unfavourable FX and reduced PBH rates charged to internal customers. Internal lease rates were fixed at the beginning of fiscal 2006 in the flying division's functional currencies. These currencies have weakened against the Canadian dollar, therefore reducing Heli-One revenues by approximately $1.8 million for the fourth quarter compared to the same period last year. In addition, internal revenues reflect reduced PBH rates of approximately $1.9 million from European Operations to reflect current and future efficiencies in Heli-One.

Segment EBITDAR for the three months ended April 30, 2006 was $62.4 million, an increase of $2.0 million, excluding FX, from the fourth quarter of last year. This increase was primarily attributable to direct cost savings of approximately $4.0 million from restructuring initiatives, performing work in-house rather than through sub-contracting maintenance services to third parties and EBITDAR earned on increased external revenue. This increase was partially offset by an unfavourable FX impact of $1.6 million and lower lease and PBH rates from internal customers. Heli-One also expensed approximately $1.2 million to invest in future growth. Efficiencies from inventory control, freight and just-in-time parts supply are expected from Heli-One’s Global Warehouse being developed in the Netherlands.

Operating income for the three months ended April 30, 2006 was $30.7 million, a decrease of $5.9 million from the same period last year. This decrease was primarily due to increased amortization of $0.8 million, reduced gains on disposal of assets of $1.5 million and increased external lease costs of $3.3 million due to a larger fleet of aircraft and an increase in the interest component of lease costs. These decreases are partially offset by an increase in segment EBITDAR.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment. Heli-One has committed to purchase 13 heavy and 38 medium aircraft, most of which are expected to be delivered by the end of fiscal 2008, and has options to purchase up to 31 additional medium aircraft over the next five years. The Company expects that the majority of these aircraft will be used internally to support continued growth. Significant opportunities also exist from the continued development of Heli-One’s North American repair and overhaul facilities.

During the fourth quarter, Heli-One was awarded an $18 million contract by the Swedish Defence Material Administration for the refurbishment of three AS332M1 Super Puma helicopters. The helicopters will be upgraded by Heli-One for MEDEVAC operations as a part of the Nordic Battle Group. The first helicopter will undergo modifications at Heli-One’s facility in Stavanger, Norway during the autumn and winter of fiscal 2007, with the remaining aircraft to be completed during late fiscal 2007 and early fiscal 2008.

Corporate and Other

Corporate and Other segment EBITDAR costs of $9.8 million in the three months ended April 30, 2006 increased $1.6 million from the same period last year. The primary reason for this increase is due to legal, advisory and other costs relating to the potential acquisition of the Company by two unaffiliated private equity firms, adjustments in claims reserves for various uninsured risks and increased professional fees and travel costs.

The Company expects continued increased costs in relation to the development of standard IT applications, reporting and control processes as the SOX Section 404 internal control implementation progresses.

Cash Flows, Liquidity and Capital Resources

Cash flow earned from operations in the fourth quarter was $0.1 million, a decrease of $25.6 million from the cash flow earned from operations in the same period in the prior year. This decrease is primarily due to an increase of $5.4 million in the Company’s investment in non-cash working capital versus a decrease of $33.9 million in working capital in the same period last year. The increase in non-cash working capital investment is primarily due to increases in inventory and accounts receivable.

Inventory investment in the current fiscal year has been significant for the following reasons:

•	The addition of 18 new aircraft and several new aircraft types, including the Sikorsky S-92, AgustaWestland AW139 and Eurocopter EC155;

•	The establishment of a new global warehouse in the Netherlands and the build-up of repair and overhaul facilities in British Columbia, Canada;

•	The acquisition of inventory from new PBH customers including Aero Contractors of Nigeria (“ACN”);

•	The purchase of stock previously provided by third party consignment vendors;

•	Increases in safety stock at bases throughout the world to improve aircraft serviceability.

Accounts receivable has also increased in part due to the build-up of operating capability in BHS and significant growth in the Company’s international customer base where payment terms exceed other jurisdictions in which the Company operates.

Additions to property and equipment during the fourth quarter totalled $64.9 million. This was comprised of (i) $31.0 million for the purchase of five aircraft; (ii) $3.5 million for aircraft modifications; (iii) $6.0 million related to buildings and other equipment; and (iv) $24.4 million related to repairable parts now classified entirely as capital assets. Aircraft expenditures consisted of combined aircraft purchases of $66.7 million less the application of deposits of $35.7 million. The Company advanced new aircraft deposits of $6.3 million during the fourth quarter on a variety of types of aircraft. Expenditures for helicopter major inspections totalled $13.5 million in the fourth quarter. These expenditures were financed from net proceeds totalling $81.4 million on capital asset dispositions during the fourth quarter, primarily from proceeds on nine aircraft sale-leaseback transactions.

During the fourth quarter, the Company agreed to terms of an operating lease facility with a major European bank to lease finance US $150 million of helicopters. This facility provides the Company with more operating flexibility than most previous leases, including the ability to move aircraft between countries within agreed limits. The Company entered into lease transactions on six aircraft under this facility during the fourth quarter. In addition, the Company entered into three lease transactions under a separate US $90 million lease facility. The Company has identified expected aircraft deliveries and aircraft that it currently owns that will be leased under these facilities, which will result in significant net cash inflows for the Company in fiscal 2007.

As at April 30, 2006, the Company has unused capacity under its credit facilities of $147.1 million (April 30, 2005 - $232.7 million) and cash and cash equivalents of $26.3 million (April 30, 2005 - $51.4 million) for a total of $173.4 million (April 30, 2005 - $284.1 million).

CHC Helicopter Corporation
Consolidated Balance Sheets
Unaudited
(in thousands of Canadian dollars)
Incorporated under the laws of Canada

	As at
		April 30,
	April 30,	2005
	2006	(restated Note 2)
Assets
Current assets
Cash and cash equivalents	$26,331	$51,391
Receivables	241,593	222,265
Future income tax assets	26,859	28,110
Inventory	92,522	66,483
Prepaid expenses	10,729	8,389
	398,034	376,638
Property and equipment, net	926,084	943,206
Investments	5,422	58,806
Intangible assets	4,806	6,499
Goodwill	7,803	8,861
Other assets	296,352	235,016
Future income tax assets	39,848	57,674
	$1,678,349	$1,686,700
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$221,861	$229,925
Deferred revenue	2,608	3,180
Dividends payable	8,548	6,404
Income taxes payable	8,361	25,126
Future income tax liabilities	8,852	705
Current portion of debt obligations	25,694	26,812
	275,924	292,152
Long-term debt	151,139	97,543
Senior subordinated notes	448,120	502,760
Other liabilities	132,431	128,712
Future income tax liabilities	180,001	205,385
Shareholders’ equity	490,734	460,148
	$1,678,349	$1,686,700

See accompanying notes
Guarantees (Note 7) and General tax contingencies (Note 8)

CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Year Ended
		April 30,		April 30,
	April 30,	2005	April 30,	2005
	2006	(restated Note 2)	2006	(restated Note 2)
Revenue	$250,588	$242,235	$1,011,527	$967,163
Direct costs	(196,955)	(183,043)	(797,355)	(742,121)
General and administration costs	(9,808)	(8,979)	(27,895)	(35,279)
Amortization	(14,784)	(13,992)	(58,652)	(53,099)
Restructuring costs (Note 6)	(3,582)	(8,723)	(16,345)	(17,589)
(Loss) gain on disposal of assets	(848)	516	238	4,104
Fair value adjustment (Note 3)	-	-	-	(14,260)
Operating income	24,611	28,014	111,518	108,919
Debt settlement costs	-	(36)	-	(2,017)
Financing charges	(12,288)	(9,034)	(53,990)	(38,309)
Earnings from continuing operations before income taxes and undernoted items	12,323	18,944	57,528	68,593
Non-controlling interest	-	(121)	(66)	(288)
Gain on sale of long-term investments	-	-	37,558	-
Equity earnings (losses) of associated companies	274	(648)	6,630	5,480
Income tax provision	(1,847)	(4,044)	(10,940)	(27,566)
Net earnings from continuing operations	10,750	14,131	90,710	46,219
Net earnings from discontinued operations (Note 3)	-	3,103	-	10,300
Net earnings	$10,750	$17,234	$90,710	$56,519
Earnings per share
Basic
Net earnings from continuing operations	$0.26	$0.34	$2.16	$1.10
Net earnings from discontinued operations	-	0.07	-	0.25
Net earnings	0.26	0.41	2.16	1.35
Diluted
Net earnings from continuing operations	$0.23	$0.31	$1.97	$1.01
Net earnings from discontinued operations	-	0.07	-	0.22
Net earnings	0.23	0.38	1.97	1.23

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Shareholders’ Equity
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Year Ended
		April 30,
	April 30,	2005
	2006	(restated Note 2)
Retained earnings, beginning of year as originally stated	$279,620	$229,866
Restatements (Note 2)	(40,766)	(34,726)
Retained earnings, beginning of year as restated	$238,854	$195,140
Net earnings	90,710	56,519
Dividends	(17,083)	(12,805)
Retained earnings, end of year	312,481	238,854
Capital stock	240,152	239,469
Contributed surplus	4,363	3,291
Foreign currency translation adjustment (Note 2)	(66,262)	(21,466)
Total shareholders’ equity	$490,734	$460,148
Dividends declared per participating voting share	$0.40	$0.30

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Cash Flows
Unaudited
(in thousands of Canadian dollars)

	Three Months Ended		Year Ended
		April 30,		April 30,
	April 30,	2005	April 30,	2005
	2006	(restated Note 2)	2006	(restated Note 2)
Operating activities
Net earnings from continuing operations	$10,750	$14,131	$90,710	$46,219
Non-operating items and items not involving cash:
Amortization	14,784	13,992	58,652	53,099
Fair value adjustment	-	-	-	14,260
Loss (gain) on disposals of assets and long-term investments	848	(516)	(37,796)	(4,104)
Equity (earnings) losses of associated companies	(274)	648	(6,630)	(5,480)
Defined benefit pension plans	(18,213)	(23,368)	(2,015)	(13,280)
Other	(2,321)	(13,090)	(7,493)	1,398
	5,574	(8,203)	95,428	92,112
Change in non-cash working capital	(5,438)	33,900	(56,093)	22,087
Cash flow from operations	136	25,697	39,335	114,199
Financing activities
Long-term debt proceeds	130,963	199,652	595,499	384,684
Long-term debt repayments	(119,135)	(197,120)	(498,600)	(243,582)
Dividends paid	(4,269)	(3,202)	(14,939)	(11,596)
Capital stock issued	154	133	683	907
Deferred financing costs	-	(2,892)	-	(5,598)
Other	(7,075)	-	(7,075)	(1,890)
	638	(3,429)	75,568	122,925
Investing activities
Property and equipment additions	(64,908)	(40,429)	(283,562)	(236,013)
Helicopter major inspections	(13,527)	(3,611)	(23,612)	(15,539)
Proceeds from disposal of assets and long-term investments	81,356	12,966	315,044	90,940
Aircraft deposits	(6,255)	4,455	(124,990)	(52,983)
Restricted cash	(2,896)	(4,141)	(5,565)	(5,323)
Advances to BHS	(529)	-	(3,892)	-
Investments in subsidiaries, net of cash acquired	-	-	(1,123)	(17,984)
Other	(4,358)	(1,280)	(1,542)	(17,903)
	(11,117)	(32,040)	(129,242)	(254,805)
Effect of exchange rate changes on cash and cash equivalents	(626)	(529)	(10,721)	(3,821)
Cash used in continuing operations	(10,969)	(10,301)	(25,060)	(21,502)
Cash provided by (used in) discontinued operations (Note 3)	-	(36)	-	11,814
Change in cash and cash equivalents during the period	(10,969)	(10,337)	(25,060)	(9,688)
Cash and cash equivalents, beginning of period	37,300	61,728	51,391	61,079
Cash and cash equivalents, end of period	$26,331	$51,391	$26,331	$51,391

See accompanying notes

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited interim consolidated financial statements ("financial statements") include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements and are in accordance with generally accepted accounting principles in the United States (“US GAAP”) except as described in Note 34 to the Company’s fiscal 2005 audited consolidated financial statements. The disclosures in these interim financial statements do not meet all disclosure requirements of GAAP for annual financial statements and should be read in conjunction with the Company’s 2005 audited annual consolidated financial statements.

These financial statements follow the same accounting policies as the annual financial statements of the Company except as disclosed in Note 2.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements.

Certain prior period amounts have been restated and reclassified to conform to the current period’s presentation. The most significant changes are a result of certain restatements as outlined in Note 2, the reclassification of CHC Composites Inc. (“Composites”) to continuing operations outlined in Note 3 and the current restructuring outlined in Note 4.

2.	Restatements

a)    Maintenance, classification and amortization of major components, spares and repairable parts

The Company has reviewed its accounting policies relating to the maintenance, classification and amortization of major components, spares and repairable parts. As a result of this review, the requirement to amortize repairable parts and other assets and to better align the Company’s policies with accounting policies predominant in the North American aviation industry and emerging accounting guidance for the US aviation industry, the following changes have been implemented:

i)
Maintenance, repair and overhaul costs incurred on major components previously accounted for using the built-in overhaul method (owned aircraft) and the accrual method (leased aircraft) are now expensed as incurred using the direct expense method of accounting for both owned and leased aircraft.

ii)	Repairable parts are now classified entirely as capital assets and amortized over their estimated useful lives.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Restatements (cont’d)

The impact of the change to the direct expense method for maintenance on major components, the amortization of repairable parts and other assets and related adjustments on reported prior period and current period financial statements is as follows:

Consolidated Statements of Earnings

	Nine Months	Three Months	Year
	Ended	Ended	Ended
	January 31,	April 30,	April 30,
	2006	2005	2005
Direct costs	$15,575	$6,439	$24,596
Amortization	(17,724)	(5,830)	(22,128)
Operating income	(2,149)	609	2,468
Income tax provision (recovery)	618	(127)	(437)
Net earnings (loss) from continuing operations	$(1,531)	$482	$2,031

Earnings per share
Basic
Net earnings (loss) from continuing operations	$(0.04)	$0.01	$0.05
Diluted
Net earnings (loss) from continuing operations	(0.03)	0.01	0.04

Consolidated Balance Sheet

As at April 30, 2005
Retained earnings, end of year	$16,121
Foreign currency translation adjustment	5,474
Inventory	(156,834)
Property and equipment	88,501
Deferred revenue	18,346
Other liabilities	17,288
Future income tax liabilities	11,104

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.    Restatements (cont’d)

b)    Payroll and corporate taxes

The Company has restated certain previously issued financial information to record additional payroll taxes and related penalties, interest and other costs associated with activities in various foreign jurisdictions. Net earnings from continuing operations for the three months and year ended April 30, 2005 decreased by $0.8 million and $3.3 million, respectively. Previously reported retained earnings at May 1, 2004 was reduced by approximately $7.3 million as a result of the adjustment to fiscal years prior to this date.

In connection with a review of future income tax balances the Company has corrected certain future and current income tax balances in the fiscal year ended April 30, 2005 and, as a result, recorded additional income tax expenses of $1.2 million and $4.8 million for the three months and year ended April 30, 2005, respectively. In addition, the Company determined that it was necessary to restate certain previously issued financial information to correct a $21 million future income tax recovery recorded in the fiscal year ended April 30, 2004 related to the disposition of certain of the Company’s European fleet and the reversal of other tax liabilities. This non-cash tax recovery has been reduced by $9.2 million for fiscal 2004.

The impact of the payroll and income tax adjustments and related costs on the Consolidated Statement of Earnings for the nine months ended January 31, 2006 and the three months and year ended April 30, 2005 and the Consolidated Balance Sheet as at April 30, 2005 is as follows:

Consolidated Statements of Earnings

	Nine Months	Three Months	Year
	Ended	Ended	Ended
	January 31,	April 30,	April 30,
	2006	2005	2005
Direct costs	$(3,247)	$(1,089) $	(4,359)
Operating income	(3,247)	(1,089)	(4,359)
Financing charges	(382)	(104)	(418)
Income tax provision	1,333	(822)	(3,294)
Net earnings (loss) from continuing operations	$(2,296)	$(2,015) $	(8,071)

Earnings per share
Basic
Net earnings (loss) from continuing operations	$(0.05)	$(0.05) $	(0.19)
Diluted
Net earnings (loss) from continuing operations	(0.05)	(0.04)	(0.18)

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.  Restatements (cont’d)

Consolidated Balance sheet

As at April 30, 2005
Retained earnings, end of year	$24,645
Foreign currency translation adjustment	(389)
Future income tax assets	11,798
Payables and accruals	(13,759)
Income taxes payable	(1,498)
Future income tax liabilities	(20,797)

c)    Reimbursables

Prior periods have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. As a result, revenue and direct costs have increased by $13.5 million and $54.9 million in the three months and year ended April 30, 2005. This reclassification has had no impact on operating income, net earnings, retained earnings, or earnings per share.

3.	Discontinued operations

During fiscal 2005 the Company sold two non-core components of the Schreiner group of companies legally operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized a net of tax gain on sale of $8.6 million. The operating results from these discontinued businesses have been recorded in earnings from discontinued operations up to the date of disposition. Operating results from discontinued businesses included imputed interest on debt assumed by the buyer or required to be repaid as a result of the proposed disposal transaction where appropriate.

The Company reclassified Composites to continuing operations in the Heli-One segment for the three months and year ended April 30, 2005 as it did not receive an acceptable offer for Composites while this business was held for sale. During the period that Composites was held for sale, the assets and liabilities of this business were measured using discounted future cash flows at the lower of their carrying amounts and their estimated fair value less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the prior fiscal year and allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million). This fair value adjustment is now reflected in operating income.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Discontinued operations (cont’d)

	Three Months Ended		Year Ended
	April 30,	April 30,	April 30,	April 30,
	2006	2005	2006	2005
Revenue from discontinued operations	$-	$-	$-	$12,698
Earnings from discontinued operations before income taxes[1]	$-	$3,951	$-	$15,559
Net earnings from discontinued operations[1]	$-	$3,103	$-	$10,300

[1]	Includes an after-tax gain on sale of discontinued operations of $1.1 million and $8.6 million for the three months and year ended April 30, 2005, respectively.

4.	Segment information

On May 1, 2005, as a result of a restructuring, the Company’s operating segments were revised to reflect the current operating and management structure. The Company now operates under the following segments:

•	Global Operations,
•	European Operations,
•	Heli-One, and
•	Corporate and Other.

This new segment classification is representative of the Company’s current business strategy and reflects the Company’s revised internal reporting and management structure. The Company has provided information on segment revenues, segment EBITDAR2 and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

Comparative figures have also been restated for various restatements and adjustments as outlined in Note 2.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	Three Months Ended April 30, 2006
	Global	European		Corporate and	Inter-segment
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	eliminations	Consolidated
Revenue from external customers	$88,812	$122,329	$39,389	$58	$-	$250,588
Inter-segment revenues	82	2,338	92,138	(1)	(94,557)	-
Total revenue	88,894	124,667	131,527	57	(94,557)	250,588
Direct costs[1]	(64,705)	(99,031)	(69,147)	-	53,777	(179,106)
General and administration costs	-	-	-	(9,808)	-	(9,808)
Segment EBITDAR[2]	24,189	25,636	62,380	(9,751)	(40,780)	61,674
Aircraft lease and associated costs[1]
- Internal	(20,697)	(19,311)	(772)	-	40,780	-
- External	(2,083)	(436)	(15,330)	-	-	(17,849)
Segment EBITDA[3]	1,409	5,889	46,278	(9,751)	-	43,825
Amortization	(704)	(1,545)	(12,304)	(231)	-	(14,784)
Restructuring costs	(200)	(241)	(2,261)	(880)	-	(3,582)
Gain (loss) on disposal of assets	(44)	414	(1,023)	(195)	-	(848)
Operating income (loss)	$461	$4,517	$30,690	$(11,057)	$-	24,611
Financing charges						(12,288)
Earnings from continuing operations before income taxes and undernoted items						12,323
Non-controlling interest						-
Equity earnings of associated companies						274
Income tax provision						(1,847)
Net earnings from continuing operations						10,750
Net earnings from discontinued operations						-
Net earnings						$10,750

	Three Months Ended April 30, 2005[8]
	Global	European		Corporate and	Inter-segment
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	eliminations	Consolidated
Revenue from external customers	$75,190	$126,732	$40,115	$198	$-	$242,235
Inter-segment revenues	-	2,204	99,273	641	(102,118)	-
Total revenue	75,190	128,936	139,388	839	(102,118)	242,235
Direct costs[1]	(50,836)	(103,970)	(77,355)	-	62,934	(169,227)
General and administration costs	-	-	-	(8,979)	-	(8,979)
Segment EBITDAR[2]	24,354	24,966	62,033	(8,140)	(39,184)	64,029
Aircraft lease and associated costs[1]
- Internal	(16,599)	(22,585)	-	-	39,184	-
- External	(1,744)	-	(12,072)	-	-	(13,816)
Segment EBITDA[3]	6,011	2,381	49,961	(8,140)	-	50,213
Amortization	(838)	(1,387)	(11,455)	(312)	-	(13,992)
Restructuring costs	(263)	(804)	(2,401)	(5,255)	-	(8,723)
Gain on disposal of assets	-	-	516	-	-	516
Operating income (loss)	$4,910	$190	$36,621	$(13,707)	$-	28,014
Debt settlement costs						(36)
Financing charges						(9,034)
Earnings from continuing operations before income taxes and undernoted items						18,944
Non-controlling interest						(121)
Equity losses of associated companies						(648)
Income tax provision						(4,044)
Net earnings from continuing operations						14,131
Net earnings from discontinued operations						3,103
Net earnings						$17,234

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	Year Ended April 30, 2006
	Global	European		Corporate and	Inter-segment
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	eliminations	Consolidated
Revenue from external customers	$330,877	$520,367	$160,108	$175	$-	$1,011,527
Inter-segment revenues	350	12,773	355,013	58	(368,194)	-
Total revenue	331,227	533,140	515,121	233	(368,194)	1,011,527
Direct costs[1]	(240,305)	(425,659)	(280,060)	-	214,145	(731,879)
General and administration costs	-	-	-	(27,895)	-	(27,895)
Segment EBITDAR[2]	90,922	107,481	235,061	(27,662)	(154,049)	251,753
Aircraft lease and associated costs[1]
- Internal	(76,447)	(74,408)	(3,194)	-	154,049	-
- External	(6,769)	(1,216)	(57,491)	-	-	(65,476)
Segment EBITDA[3]	7,706	31,857	174,376	(27,662)	-	186,277
Amortization	(4,113)	(5,946)	(47,545)	(1,048)	-	(58,652)
Restructuring costs	(975)	(1,597)	(7,640)	(6,133)	-	(16,345)
Gain (loss) on disposal of assets	295	407	(442)	(22)	-	238
Operating income (loss)	$2,913	$24,721	$118,749	$(34,865)	$-	111,518
Financing charges						(53,990)
Earnings from continuing operations before income taxes and undernoted items						57,528
Non-controlling interest						(66)
Gain on sale of long-term investments						37,558
Equity earnings of associated companies						6,630
Income tax provision						(10,940)
Net earnings from continuing operations						90,710
Net earnings from discontinued operations						-
Net earnings						$90,710

	Year Ended April 30, 2005[8]
	Global	European		Corporate and	Inter-segment
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	eliminations	Consolidated
Revenue from external customers	$292,066	$530,897	$143,765	$435	$-	$967,163
Inter-segment revenues	-	10,697	381,124	2,741	(394,562)	-
Total revenue	292,066	541,594	524,889	3,176	(394,562)	967,163
Direct costs[1]	(204,782)	(430,802)	(290,040)	-	241,335	(684,289)
General and administration costs	-	-	-	(35,279)	-	(35,279)
Segment EBITDAR[2]	87,284	110,792	234,849	(32,103)	(153,227)	247,595
Aircraft lease and associated costs[1]
- Internal	(64,411)	(88,816)	-	-	153,227	-
- External	(6,984)	-	(50,848)	-	-	(57,832)
Segment EBITDA[3]	15,889	21,976	184,001	(32,103)	-	189,763
Amortization	(3,632)	(5,539)	(42,680)	(1,248)	-	(53,099)
Restructuring costs	(1,358)	(2,864)	(3,307)	(10,060)	-	(17,589)
Gain on disposal of assets	-	-	4,104	-	-	4,104
Fair value adjustment (Note 3)	-	-	(14,260)	-	-	(14,260)
Operating income (loss)	$10,899	$13,573	$127,858	$(43,411)	$-	108,919
Debt settlement costs						(2,017)
Financing charges						(38,309)
Earnings from continuing operations before income taxes and undernoted items						68,593
Non-controlling interest						(288)
Equity earnings of associated companies						5,480
Income tax provision						(27,566)
Net earnings from continuing operations						46,219
Net earnings from discontinued operations						10,300
Net earnings						$56,519

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	April 30, 2006
	Global	European		Corporate and
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	Consolidated
Segment assets	$167,268	$235,158	$1,116,370	$159,553	$1,678,349

	April 30, 2005[8]
	Global	European		Corporate and
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	Consolidated
Segment assets	$175,169	$288,460	$1,048,865	$174,206	$1,686,700

Notes:
1.	Direct costs in this note exclude aircraft lease and associated costs. In the consolidated income statement these costs are combined.
2.	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.
3.	Segment EBITDA is defined as operating income before amortization, restructuring costs and gain (loss) on disposals of assets.
4.	Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.
5.
European Operations - includes oil and gas flying operations in the UK, the Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.

6.
Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the UK, and Canada, the survival suit and safety equipment supply and manufacturing businesses and CHC Composites Inc.

7.	Corporate and Other - includes corporate office costs in various jurisdictions.
8.
Comparative information has been reclassified to reflect the restatements and reclassifications described in Notes 1 and 2. Comparative figures have also been restated to reflect segment results as if certain lease, power-by-the-hour and associated transactions between the Company’s segments had occurred for the comparative period as well. The restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been effective on May 1, 2004. These restatements relate only to internal and eliminated transactions.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

5.	Employee pension plans

The Company’s net defined benefit pension plan expense for the periods ended April 30, 2006 was as follows:

	Three Months Ended		Year Ended
	April 30,	April 30,	April 30,	April 30,
	2006	2005	2006	2005
Current service cost	$4,959	$4,854	$19,328	$19,508
Interest cost	6,961	7,239	28,702	29,015
Expected return on plan assets	(7,041)	(7,940)	(27,639)	(29,589)
Amortization of net actuarial and experience losses	2,319	1,976	10,114	7,985
Amortization of prior service costs	(15)	(52)	(1)	(375)
Amortization of transition amounts
	12	67	48	267
Participation contributions	(552)	(808)	(2,638)	(3,595)
Total	$6,643	$5,336	$27,914	$23,216

6.	Restructuring costs

During the three months and year ended April 30, 2006, the Company expensed restructuring costs of $3.6 million (2005 - $8.7 million) and $16.3 million (2005 - $17.6 million), respectively in connection with restructuring activities. Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs and professional and consulting fees. Of the $16.3 million expensed in the year ended April 30, 2006, $5.4 million relates to severance and termination costs. There were no amounts expensed in the three months ended April 30, 2006 relating to severance and termination costs.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three months and year ended April 30, 2006:

	Three Months
	Ended	Year Ended
	April 30, 2006	April 30, 2006
Restructuring costs accrued, beginning of period	$5,422	$7,678
Expensed during the period	3,582	16,345
Restructuring costs paid during the period	(3,128)	(18,147)
Restructuring costs accrued, end of period	$5,876	$5,876

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Guarantees

The Company has provided guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between fiscal 2007 and 2014. The Company’s exposure under asset value guarantees and guarantees in the form of junior loans, loans receivable and deferred payments was approximately $60.8 million at April 30, 2006 compared to $51.9 million at April 30, 2005. The resale market for the aircraft types for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

8.	General tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could materially increase or decrease the Company’s results of operations.